As filed with the Securities and Exchange Commission on March 13, 2008

Registration No. 033-92814

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

---

## POST-EFFECTIVE AMENDMENT NO. 2
## TO
# FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

---

# DOLLAR TREE, INC.

(Exact name of registrant as specified in its charter)

---

| VIRGINIA<br>(State or other jurisdiction of incorporation or organization) | 26-2018846<br>(I.R.S. Employer Identification No.) |
|---|---|

500 VOLVO PARKWAY
CHESAPEAKE, VIRGINIA 23320
(Address of registrant's principal executive offices)

DOLLAR TREE, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan)

*with a copy to:*

| BOB SASSER<br>DOLLAR TREE, INC.<br>500 VOLVO PARKWAY<br>CHESAPEAKE, VA 23320<br>(757) 321-5000<br>(Name, address and telephone number of agent for service) | WILLIAM A. OLD, JR.<br>JOHN S. MITCHELL, JR.<br>WILLIAMS MULLEN<br>999 WATERSIDE DRIVE, SUITE 1700<br>NORFOLK, VIRGINIA 23510<br>(757) 622-3366 |
|---|---|

This post-effective amendment is being filed pursuant to Rule 414 under the Securities Act of 1933, as amended (the "Securities Act"), to reflect the adoption by Dollar Tree Stores, Inc., a Virginia corporation (the "Predecessor Registrant"), of a holding company form of organizational structure. The holding company organizational structure was implemented by the merger (the "Merger"), in accordance with Section 13.1-719.1 of the Virginia Stock Corporation Act, of Dollar Tree Merger Sub, Inc., a Virginia corporation, with and into the Predecessor Registrant, with the Predecessor Registrant being the surviving corporation. In the Merger, which was consummated on March 2, 2008 (the "Effective Time"), each share of the issued and outstanding common stock of the Predecessor Registrant was converted into one share of common stock of Dollar Tree, Inc., a Virginia corporation (the "Registrant"). Pursuant to the Merger, the Predecessor Registrant became a direct, wholly-owned subsidiary of the Registrant.

This Post-Effective Amendment No. 2 to Form S-8 pertains to the adoption by Registrant of Registration No. 033-92814, covering 337,500 shares of Predecessor Registrant's common stock. (Such amount may have subsequently been increased under Rule 416 and may have not included other plan shares registered on other registration statements.)

In accordance with Rule 414, the Registrant, as the successor issuer, expressly adopts this Registration Statement as its own for all purposes of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act").

## PART II

## INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

**Item 3.  Incorporation of Documents by Reference.**

The following documents previously filed with the Securities and Exchange Commission (the "Commission") by the Registrant or the Predecessor Registrant pursuant to the Exchange Act are incorporated by reference herein:

(a)  The Predecessor Registrant's Annual Report on Form 10-K for fiscal year ended February 3, 2007, filed April 4, 2007;

(b)  The Predecessor Registrant's Current Reports on Form 8-K, filed with the Commission on February 8, 2007, February 28, 2007, March 20, 2007, March 21, 2007, March 28, 2007, April 2, 2007, May 11, 2007, May 30, 2007, June 22, 2007, June 25, 2007, June 27, 2007, August 9, 2007, August 29, 2007, August 31, 2007, September 18, 2007, October 4, 2007, October 19, 2007, October 30, 2007, November 8, 2007, November 28, 2007, December 7, 2007, January 23, 2008, February 7, 2008, February 22, 2008 and February 27, 2008, respectively and the Registrant's Current Reports on Form 8-K, filed with the Commission on March 3, 2008 and March 13, 2008;

(c)  The Predecessor Registrant's Quarterly Reports on Forms 10-Q for the periods ended May 5, 2007, filed June 14, 2007, August 4, 2007, filed September 12, 2007 and November 3, 2007, filed December 13, 2007;

(d)  All documents filed with the Commission by the Registrant pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the filing of a post-effective amendment that indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold; and

(e)  The description of the Registrant's Capital Stock is incorporated by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on March 13, 2008, which updates the description of the Predecessor Registrant's Common Stock contained in the Predecessor Registrant's Exchange Act registration statement on Form 8-A dated March 6, 1995, filed with the Commission pursuant to Section 12 of the Exchange Act, including any amendment thereto or report filed for the purpose of updating such description.

Pursuant to Rule 12g-3(a) of the Exchange Act, the Registrant is the successor issuer with respect to the above documents previously filed by the Predecessor Registrant with the Commission and incorporated by reference herein. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

**Item 4.  Description of Securities.**

Not applicable.  See Item 3(e) above.

**Item 5.  Interests of Named Experts and Counsel.**

Not applicable.

**Item 6.  Indemnification of Directors and Officers.**

Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia, as amended (the "Code"), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the Code and furnishes the corporation with a written undertaking to repay any funds advanced if it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advance of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

The Articles of Incorporation of the Registrant contain provisions indemnifying the directors and officers of the Registrant to the full extent permitted by Virginia law. In addition, the Articles of Incorporation of the Registrant eliminate the personal liability of the Registrant's directors and officers to the Registrant or its shareholders for monetary damages to the full extent permitted by Virginia law.

The Registrant maintains a standard policy of officers' and directors' liability insurance.

**Item 7.  Exemption from Registration Claimed.**

Not applicable.

**Item 8.  Exhibits.**

The Exhibits to this registration statement are listed in the Index to Exhibits, which immediately follows the signature pages hereto.

**Item 9.  Undertakings.**

(a)The undersigned Registrant hereby undertakes:

(1)To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement:

(i)To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

*Provided, however,* that paragraphs (a)(1)(i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement,

(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions summarized in Item 6, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

## SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesapeake, Commonwealth of Virginia, on this 13th day of March 2008.

DOLLAR TREE, INC.

By:  /s/ Bob Sasser
Bob Sasser
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

| Name | Title | Date |
|---|---|---|
| *<br>Macon F. Brock, Jr. | Chairman of the Board | March 13, 2008 |
| /s/ Bob Sasser<br>Bob Sasser | President, Chief Executive Officer and Director | March 13, 2008 |
| /s/ Kathleen Mallas<br>Kathleen Mallas | Controller, Vice President and Assistant Secretary | March 13, 2008 |
| *<br>Arnold S. Barron | Director | March 13, 2008 |
| *<br>Mary Anne Citrino | Director | March 13, 2008 |
| *<br>H. Ray Compton | Director | March 13, 2008 |
| *<br>Richard G. Lesser | Director | March 13, 2008 |
| *<br>Lemuel E. Lewis | Director | March 13, 2008 |
| *<br>J. Douglas Perry | Director | March 13, 2008 |
| *<br>Thomas A. Saunders, III | Director | March 13, 2008 |
| *<br>Eileen R. Scott | Director | March 13, 2008 |
| *<br>Thomas E. Whiddon | Director | March 13, 2008 |
| *<br>Alan Wurtzel | Director | March 13, 2008 |
| *<br>Dr. Carl P. Zeithaml | Director | March 13, 2008 |

\* Bob Sasser, by signing his name hereto, signs this document on behalf of each of the persons indicated by an asterisk above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission as described in the index of exhibits to this registration statement.

By:

/s/ Bob Sasser

Bob Sasser
March 13, 2008

## INDEX OF EXHIBITS

| Exhibit Number | Description |
| --- | --- |
| *3.1 | Articles of Incorporation of the Registrant, attached as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on March 3, 2008. |
| *3.2 | Bylaws of the Registrant, attached as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on March 3, 2008. |
| *4.1 | Form of Common Stock Certificate, attached as Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on March 13, 2008. |
| **5.1 | Opinion of Williams Mullen. |
| **10.1 | Dollar Tree, Inc. Employee Stock Purchase Plan. |
| **23.1 | Consent of KPMG LLP. |
| **23.2 | Consent of Williams Mullen (included in Exhibit 5.1). |
| *24.1 | Powers of Attorney, attached as Exhibit 24.1 to the Registrant's post-effective amendment to Registration Statement on Form S-8 (Registration No. 333-126286) filed on March 13, 2008. |

| | |
| --- | --- |
| * | Previously filed. |
| ** | Filed herewith. |

**Exhibit 5.1**

**Opinion of Williams Mullen**

March 13, 2008

Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

RE: Registration Statement on Form S-8, as amended (No. 033-92814) ("Registration Statement") with respect to the Dollar Tree, Inc. Employee Stock Purchase Plan (the "Plan")

Ladies and Gentlemen:

We have acted as counsel to Dollar Tree, Inc., a Virginia corporation (the "Company"), in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") of the Company's Post-Effective Amendment (the "Post-Effective Amendment") to the above-referenced Registration Statement to be filed as of the date of this letter, originally filed by Dollar Tree Stores, Inc. (the "Predecessor").

The Company became the successor to the Predecessor on March 2, 2008 as a result of a merger (the "Merger") of the Predecessor with its indirect, wholly-owned subsidiary, Dollar Tree Merger Sub, Inc. ("MergerSub"). The Predecessor survived the Merger, the separate corporate existence of MergerSub ceased and the Predecessor became a direct, wholly-owned subsidiary of the Company. The Merger was consummated in accordance with Section 13.1-719.1 of the Virginia Stock Corporation Act ("Act"), which provides for the formation of a holding company without a vote of stockholders of the constituent corporations.

The above-referenced Registration Statement, as amended by the Post-Effective Amendment, relates to the issuance of up to those shares of Common Stock (the "Shares") available for issuance under the Plan and described in the Registration Statement, as amended.

We have examined such documents, records, and matters of law as we have deemed necessary for purposes of this opinion. In such examinations we have assumed the genuineness of all signatures on all original documents, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all copies submitted to us, the authenticity of the originals of documents submitted to us as copies, and the due execution and delivery of all documents where due execution and delivery are prerequisite to the effectiveness thereof.

As to questions of fact material to this opinion, we have relied solely upon certificates and statements of officers of the Company and certain public officials. We have assumed and relied upon the accuracy and completeness of such certificates and statements, the factual matters set forth therein, and the genuineness of all signatures thereon, and nothing has come to our attention leading us to question the accuracy of the matters set forth therein. We have made no independent investigation with regard thereto and, accordingly, we do not express any view or belief as to matters that might have been discovered by independent verification.

Based upon and subject to the foregoing, we are of the opinion that the Shares being registered for sale pursuant to the Registration Statement have been duly authorized and, when issued and delivered upon the exercise or settlement of awards in accordance with the provisions of the Plan (and receipt by the Company of consideration for the Shares, if any, required by such awards), the Shares will be legally and validly issued, fully-paid and non-assessable.

This opinion letter is limited to the Virginia Stock Corporation Act and the federal laws of the United States of America.

We consent to the use of this opinion as an exhibit to the Post-Effective Amendment. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933.

Very truly yours,

/s/ Williams Mullen

**- END OF EXHIBIT 5.1 -**

EXHIBIT 10.1

**DOLLAR TREE, INC.**
**EMPLOYEE STOCK PURCHASE PLAN**

THIS DOLLAR TREE, INC. EMPLOYEE STOCK PURCHASE PLAN ("Plan") is adopted by Dollar Tree, Inc. ("Company").

ARTICLE 1
DEFINITIONS

For the purpose of this Plan, the following terms shall have the meanings set forth in this Article unless a different meaning is required by the context:

a)       *Affiliate*.  With respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any Person who is an officer, director, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence.  For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

b)       *Board*.  Board of Directors of the Company.

c)       *Code*.  The Internal Revenue Code of 1986, as amended.

d)       *Committee*.  The group of individuals administering the Plan, as provided in Article 2 of the Plan.

e)       *Common Stock*.  The common stock $0.01 par value of the Company or the number and kind of shares of stock or other securities into which such Common Stock may be changed in accordance with Section 12.4( of the Plan.

f)       *Compensation*.  Wages reported on Form W-2 before the deduction for elective deferrals to a Section 401(k) plan or Section 125 plan as those plans are defined in the Code.

g)       *Eligible Recipient*.  An Employee who satisfies the eligibility requirements contained in Section 3.1".

h)       *Employee*.  A common law employee of the Company.

i)       *Entry Dates*.  The earlier of the first day of July or first day of January next following the date on which an Employee has satisfied the eligibility requirements contained in Section 3.1".

j)       *Exchange Act*.  The Securities Exchange Act of 1934, as amended.

k)       *Fair Market Value*.  The Fair Market Value of the Common Stock shall be:

   i) If the Common Stock is listed or admitted to unlisted trading privileges on any national securities exchange or is not so listed or admitted but transactions in the Common Stock are reported on The Nasdaq National Market System, the last sale price of the Common Stock on such exchange or reported by The Nasdaq National Market System as of such date (or, if no shares were traded on such day, as of the next preceding day on which there was such a trade).

   ii) If the Common Stock is not so listed or admitted to unlisted trading privileges or reported on The Nasdaq National Market System, and bid and asked prices therefor in the over-the-counter market are reported by The Nasdaq SmallCap Market® or the National Quotation Bureau, Inc. (or any comparable reporting service), the mean of the closing bid and asked prices as of such date, as so reported by The Nasdaq System, or, if not so reported thereon, as reported by the National Quotation Bureau, Inc. (or such comparable reporting service).

   iii) If the Common Stock is not so listed or admitted to unlisted trading privileges, or reported on the Nasdaq National Market System, and such bid and asked prices are not so reported, such price as the Committee determines in good faith in the exercise of its reasonable discretion.

l)       *Offering*.  An offer made by the Company to the Participants for the purchase of shares of Common Stock, on a quarterly basis commencing on the Offering Commencement Date and ending on the Offering Termination Date, through payroll deductions subject to the terms and conditions of the Plan.

m)       *Offering Commencement Date*.  The first day of each calendar quarter except as provided in Article 13.  The initial Offering Commencement Date shall be determined by the Committee in its discretion.

n)       *Offering Termination Date*.  The last day of each calendar quarter.

o)       *Option*.  The right of an Eligible Recipient to purchase Common Stock under the Plan.

p)       *Option Agreement*.  The Agreement described in Section 4.2.

q)       *Option Price*.  The purchase price for each share of Common Stock as determined in Section 6.2.

r)       *Participant*.  An Eligible Recipient who has elected to participate in the Plan in accordance with procedures established herein.

s)       *Subsidiary Corporation*.  Any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

# ARTICLE 2
# PLAN ADMINISTRATION

a) *The Committee*. The Plan shall be administered by the Board or by a committee of the Board consisting of not less than two persons. However, from and after the date on which the Company first registers a class of its equity securities under Section 12 of the Exchange Act, the Plan shall be administered by a committee appointed by the Board consisting of not less than two Board members; provided, that all of the members of the committee shall be "disinterested persons" within the meaning of Rule 16b-3 under the Exchange Act. From and after the date on which Section 162(m) of the Code becomes applicable to the Plan, all members of the committee shall also be "outside directors" within the meaning of Section 162(m) of the Code. Members of such a committee, if established, shall be appointed from time to time by the Board, shall serve at the pleasure of the Board and may resign at any time upon written notice to the Board. A majority of the members of such a committee shall constitute a quorum. Such a committee shall act by majority approval of the members, shall keep minutes of its meetings and shall provide copies of such minutes to the Board. Action of such a committee may be taken without a meeting if unanimous written consent is given. Copies of minutes of such a committee's meetings and of its actions by written consent shall be provided to the Board and kept with the corporate records of the Company. As used in this Plan, the term "Committee" will refer to the Board or to such a committee, if established.

b) *Authority of the Committee*. Subject to the express provisions of the Plan, the Committee shall have plenary authority in its discretion to interpret and construe any and all provisions of the Plan, to adopt rules and regulations for administering the Plan, and to make all other determinations deemed necessary or advisable for administering the Plan. The Committee's determination in the foregoing matters shall be conclusive.

# ARTICLE 3
# ELIGIBILITY AND PARTICIPATION

a) *Conditions of Eligibility*. An Eligible Recipient is an Employee who: (1) customarily works more than 20 hours per week, and (2) has been employed by the Company for one (1) year.

b) *Effective Date of Participation*. An Eligible Recipient may become a Participant as of the earlier of the first day of January or the first day of July ("Entry Dates") which follows the date on which the Employee met the eligibility requirements contained in Section 3.1", provided that the Eligible Recipient remains employed on the Entry Date.

c) *Election to Participate*. An Eligible Recipient may become a Participant by completing an Option Agreement, which includes the authorization for a payroll deduction, on the form provided by the Company and filing it with the treasurer of the Company on or before the date set by the Committee, which date shall be prior to the Offering Commencement Date for which participation is sought. Properly authorized payroll deductions for a Participant shall commence on the applicable Offering Commencement Date and shall end when terminated by the terms of the Option Agreement or when terminated by the Participant as provided in Article 8.

d) *Restrictions on Participation*. Notwithstanding any provisions of the Plan to the contrary, no Employee shall be granted an Option to participate in the Plan:

i) if, immediately after the grant, such Employee would own stock, and/or hold outstanding Options to purchase stock, possessing 5% or more of the total combined voting power or value of all classes of stock of the Company (for purposes of this paragraph, the rules of Section 424(d) of the Code shall apply in determining stock ownership of any employee); or

ii) which permits an Employee's rights to purchase Common Stock under all employee stock purchase plans of the Company to accrue at a rate which exceeds $25,000 in fair market value of the Common Stock (determined at the time such Option is granted) for each calendar year in which such Option is outstanding.

# ARTICLE 4
# OFFERINGS

a) *Shares Authorized; Duration of Offerings*. As provided in Article 10, the shareholders of the Company have authorized the Board to reserve 150,000 shares of Common Stock to be issued to the Participants in this Plan. The shares will be made available to the Participants in a series of quarterly Offerings which shall continue until all shares of Common Stock reserved for this Plan have been issued to the Participants. Notwithstanding anything to the contrary, this Plan shall terminate and there shall be no further Offerings upon the earlier of: (1) the issuance of all shares reserved under Section 10.1 of Common Stock or (2) the end of the fortieth (40th) quarterly Offering.

b) *Option Agreement*. Each Eligible Recipient shall receive an Option Agreement. The Option Agreement shall contain the terms for the purchase of Common Stock pursuant to the provisions of the Plan and the discretion of the Compensation Committee where applicable. The Option Agreement shall also contain authorization for the payroll deduction. An Eligible Recipient may only become a Participant upon the timely completion and return of the Option Agreement according to the terms contained therein.

# ARTICLE 5
# PAYROLL DEDUCTIONS

a) *Amount of Deduction*. Upon filing the Option Agreement, the Participant shall elect to have deductions made from his paycheck on each payday during the time he is a Participant in an Offering at the rate of 1, 2, 3, 4, 5, 6, 7, 8, 9 or 10% of his compensation as determined for each applicable paycheck.

b) *Participant's Account*. The Company shall establish a bookkeeping account for each Participant and all payroll deductions made for a Participant shall be credited to his account under the Plan.

c) *Changes in Payroll Deductions*. A Participant may discontinue his participation in the Plan as provided in Article 8, but no other change can be made during an Offering and, specifically, a Participant may not alter the amount of his payroll deductions for that Offering.

# ARTICLE 6
# GRANTING OF OPTION

a) *Number of Option Shares*. On each Offering Commencement Date, a Participant shall be deemed to have been granted an Option to purchase a maximum number of shares of Common Stock of the Company equal to an amount determined as follows: an amount equal to (i) that percentage of the Participant's Compensation which he has elected to have withheld (but not in any case in excess of 10%) multiplied by (ii) the Participant's compensation during the quarter of the Offering (iii) divided by 85% of the Fair Market Value of the Common Stock on the applicable Offering Commencement Date.

b)     *Option Price*. The Option Price of the Common Stock purchased with payroll deductions made during each quarterly Offering for a Participant shall be the lower of:

i) 85% of the Fair Market Value of the Common Stock on the Offering Commencement Date; or

ii) 85% of the Fair Market Value of the Common Stock on the Offering Termination Date.


## ARTICLE 7
## EXERCISE OF OPTION

a)     *Automatic Exercise*. Unless a Participant gives written notice to the Company as hereinafter provided, his Option for the purchase of Common Stock with payroll deductions made during any Offering will be deemed to have been exercised automatically on the Offering Termination Date applicable to such Offering, for the purchase of the number of full shares of Common Stock which the accumulated payroll deductions in his account at that time will purchase at the applicable Option Price (but not in excess of the number of shares for which Options have been granted to the employee pursuant to Section 6.1 ) and any excess in his account at that time will be returned to him, except as provided in Section 7.3.

b)     *Withdrawal of Account*. By written notice to the treasurer of the Company, at any time prior to the Offering Termination Date applicable to any Offering, a Participant may elect to withdraw all the accumulated payroll deductions in his account at such time.

c)     *Fractional Shares*. Fractional shares will not be issued under the Plan and any accumulated payroll deductions which would have been used to purchase fractional shares shall, unless otherwise requested by the Participant, be held in the Participant's account for the purchase of Common Stock during the next Offering.

d)     *Transferability of Option*. During a Participant's lifetime, Options held by such Participant shall be exercisable only by that Participant.

e)     *Delivery of Stock*. As promptly as practicable after the Offering Termination Date of each Offering, the Company will deliver to each Participant, as appropriate, the certificates evidencing the stock purchased upon exercise of his Option.


## ARTICLE 8
## WITHDRAWAL

a)     *In General*. As indicated in Section 7.2, a Participant may withdraw payroll deductions credited to his account under the Plan at any time by giving written notice to the treasurer of the Company. All of the Participant's payroll deductions credited to his account will be paid to him promptly after receipt of his notice of withdrawal, and no further payroll deductions will be made from his pay during such Offering. The Company may, at its Option, treat any attempt to borrow by an employee on the security of his accumulated payroll deductions as an election, under Section 7.2, to withdraw such deductions.

b)     *Effect on Subsequent Participation*. A Participant's withdrawal from any Offering will not have any effect upon his eligibility to participate in any succeeding Offering or in any similar plan which may hereafter be adopted by the Company.

c)     *Termination of Employment*. Upon termination of the Participant's employment for any reason, including retirement (but excluding death while in the employ of the Company), the payroll deductions credited to his account will be returned to him, or, in the case of his death subsequent to the termination of his employment, to the person or persons entitled thereto under Section 12.1$.

d)     *Termination of Employment Due to Death*. Upon termination of the Participant's employment because of his death, his beneficiary (as defined in Section 12.1$) shall have the right to elect, by written notice given to the treasurer of the Company prior to the earlier of the Offering Termination Date or the expiration of a period of sixty (60) days commencing with the date of death of the Participant, either:

i) to withdraw all of the payroll deductions credited to the Participant's account under the Plan, or

ii) to exercise the Participant's Option for the purchase of Common Stock on the Offering Termination Date next following the date of the Participant's death for the purchase of the number of full shares of Common Stock which the accumulated payroll deductions in the Participant's account at the date of the Participant's death will purchase at the applicable Option Price, and any excess in such account will be returned to said beneficiary, without interest.

In the event that no such written notice of election shall be duly received by the treasurer of the Company, the beneficiary shall automatically be deemed to have elected, pursuant to paragraph 8.4.2(, to exercise the Participant's Option.


## ARTICLE 9
## INTEREST

No interest will be paid or allowed on any money paid into the Plan or credited to the account of any Participant.


## ARTICLE 10
## STOCK

a)     *Maximum Shares*. The maximum number of shares of Common Stock which shall be issued under the Plan, subject to adjustment upon changes in capitalization of the Company as provided in Section 12.4 (shall be 150,000 shares. If the total number of shares of Common Stock for which Options are exercised on any Offering Termination Date in accordance with Article 6 exceeds the maximum number of shares reserved for this Plan, the Company shall make a pro rata allocation of the shares of Common Stock available for delivery and distribution in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable, and the balance of payroll deductions credited to the account of each Participant under the Plan shall be returned to him as promptly as possible.

b)     *Participant's Interest in Common Stock*. The Participant will have no interest in the Common Stock covered by his Option until such Option has been exercised on the applicable Offering Termination Date.

c) *Issuance of Common Stock*. Common Stock to be delivered to a Participant under the Plan will be issued in the name of the Participant, or, if the Participant so directs by written notice to the treasurer of the Company prior to the Offering Termination Date applicable thereto, in the names of the Participant and one such other person as may be designated by the Participant, as joint tenants with rights of survivorship or as tenants by the entireties, to the extent permitted by applicable law.


ARTICLE 11
SECURITIES LAW RESTRICTIONS

a) *Share Issuances*. Notwithstanding any other provision of the Plan or any agreements entered into pursuant hereto, the Company shall not be required to issue or deliver any certificate for shares of Common Stock under this Plan, and an Option shall not be considered to be exercised notwithstanding the tender by the Participant of any consideration therefor, unless and until each of the following conditions has been fulfilled:

i) (i) There shall be in effect with respect to such shares a registration statement under the Securities Act and any applicable state securities laws if the Committee, in its sole discretion, shall have determined to file, cause to become effective and maintain the effectiveness of such registration statement; or (ii) if the Committee has determined not to so register the shares of Common Stock to be issued under the Plan, (A) exemptions from registration under the Securities Act and applicable state securities laws shall be available for such issuance (as determined by counsel to the Company) and (B) there shall have been received from the Participant (or, in the event of death or disability, the Participant's heir(s) or legal representative(s) any representations or agreements requested by the Company in order to permit such issuance to be made pursuant to such exemptions; and

ii) There shall have been obtained any other consent, approval or permit from any state or federal governmental agency which the Committee shall, in its sole discretion upon the advice of counsel, deem necessary or advisable.

b) *Share Transfers*. Shares of Common Stock issued pursuant to Options granted under the Plan may not be sold, assigned, transferred, pledged, encumbered or otherwise disposed of, whether voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise, except pursuant to registration under the Securities Act and applicable state securities laws or pursuant to exemptions from such registrations. The Company may condition the sale, assignment, transfer, pledge, encumbrance or other disposition of such shares not issued pursuant to an effective and current registration statement under the Securities Act and all applicable state securities laws on the receipt from the party to whom the shares of Common Stock are to be so transferred of any representations or agreement requested by the Company in order to permit such transfer to be made pursuant to exemptions from registration under the Securities Act and applicable state securities laws.

c) *Legends*.

i) Unless a registration statement under the Securities Act and applicable state securities laws is in effect with respect to the issuance or transfer of shares of Common Stock under the Plan, each certificate representing any such shares shall be endorsed with a legend in substantially the following form, unless counsel for the Company is of the opinion as to any such certificate that such legend is unnecessary:

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("THE ACT"), OR UNDER APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SUCH STATE LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUCH STATE LAWS, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

ii) The Committee, in its sole discretion, may endorse certificates representing shares issued pursuant to the exercise of Options with a legend in substantially the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF ON OR BEFORE [THE LATER OF THE ONE-YEAR OR TWO-YEAR SECTION 423 HOLDING PERIODS], WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY.


ARTICLE 12
MISCELLANEOUS

a) *Designation of Beneficiary*. The designated beneficiary pursuant to a qualified plan (as described in Section 401(a) of the Code) maintained by the Company shall be the designated beneficiary for this Plan, unless a Participant files a written designation of a beneficiary pursuant to this Plan. Such designation of beneficiary may be changed by the Participant at any time by written notice to the treasurer of the Company. Upon the death of a Participant and upon receipt by the Company of proof of identity and existence at the Participant's death of a beneficiary validly designated by him under the Plan, the Company shall deliver such Common Stock and/or cash to such beneficiary. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such Common Stock and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Common Stock and/or cash to the spouse or to any one or more dependents of the Participant as the Company may designate. No beneficiary shall, prior to the death of the Participant by whom he has been designated, acquire any interest in the stock or cash credited to the Participant under the Plan.

b) *Transferability*. Neither payroll deductions credited to a Participant's account nor any rights with regard to the exercise of an Option or to receive Common Stock under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way by the Participant other than by will or the laws of descent and distribution. Any such attempted assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 7.2.

c) *Use of Funds*. Any payroll deductions received or held by the Company under this Plan may be used by the Company for any corporate purpose and the Company shall not be obligated to segregate such payroll deductions.

d) *Adjustment Upon Changes in Capitalization*.

i) In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, extraordinary dividend or divesture (including a spin-off) or any other change in the corporate structure or shares of the Company, the Committee (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) shall make appropriate adjustment (which determination shall be conclusive) as to the number and kind of securities subject to outstanding Options. Without limiting the generality of the foregoing, in the event that any of such transactions are effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets, including cash, with respect to or in exchange for such Common Stock, all Participants holding outstanding Options shall upon the exercise of such Option receive, in lieu of any shares of Common Stock they may be entitled to receive, such stock securities or assets, including cash, as have been issued to such Participants if their Options had been exercised and such Participants had received Common Stock prior to such transaction.

      ii) Upon: (a) the sale, lease, exchange or other transfer of all or substantially all of the assets of the Company (in one transaction or in a series of related transactions) to a corporation that is not controlled by the Company, (b) the approval by the shareholders of the Company of any plan or proposal for the liquidation or dissolution of the Company, (c) a successful tender offer for the Common Stock of the Company, after which the tendering party holds more than 30% of the issued and outstanding Common Stock of the Company, or (d) a merger, consolidation, share exchange, or other transaction to which the Company is a party pursuant to which the holders of all of the shares of the Company outstanding prior to such transaction do not hold, directly or indirectly, at least 70% of the outstanding shares of the surviving company after the transaction, the holder of each Option then outstanding under the Plan will thereafter be entitled to receive at the next Offering Termination Date upon the exercise of such Option for each share as to which such Option shall be exercised, as nearly as reasonably may be determined, the cash, securities and/or property which a holder of one share of Common stock was entitled to receive upon and at the time of such transaction. The Board of Directors shall take such steps in connection with such transactions as the Board shall deem necessary to assure that the provisions of this Section 12.4( shall thereafter be applicable, as nearly as reasonably may be determined, in relation to the said cash, securities and/or property as to which such holder of such Option might thereafter be entitled to receive.

      iii)     Notwithstanding any contrary provision in this Section 12.4(, there shall be no adjustment to shares authorized pursuant to this Plan for any event described in Sections 12.4.1* or 12.4.2' which occurs before or simultaneously with the closing of the Public Offering as that term is defined in Article 13.

   e)     *Amendment and Termination*. The Board may suspend or terminate the Plan or any portion thereof at any time, and may amend the Plan from time to time in such respects as the Board may deem advisable in order that Options under the Plan shall conform to any change in applicable laws or regulations or in any other respect the Board may deem to be in the best interests of the Company; provided, however, that no such amendment shall be effective, without approval of the shareholders of the Company, if shareholder approval of the amendment is then required to comply with or obtain exemptive relief under any tax or regulatory requirement the Board deems desirable to comply with or obtain exemptive relief under, including without limitation, pursuant to Rule 16b-3 under the Exchange Act or any successor rule or Section 422 of the Code or under the applicable rules or regulations of any securities exchange or the NASD, and provided further that no such amendment shall change the terms, conditions or eligibility requirements of an Option granted under the Plan. No termination, suspension or amendment of the Plan shall alter or impair any outstanding Option without the consent of the Participant affected thereby; provided, however, that this sentence shall not impair the right of the Committee to take whatever action it deems appropriate under Section 12.4.1* or Section 12.4.2' of the Plan.

   f)     *No Employment Rights*. Nothing in the Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate the employment or service of any Eligible Recipient or Participant at any time, nor confer upon any Eligible Recipient or Participant any right to continue in the employ or service of the Company or any Subsidiary.

   g)     *Effect of Plan*. The provisions of the Plan shall, in accordance with its terms, be binding upon, and inure to the benefit of, all successors of each employee participating in the Plan, including, without limitation, such Employee's estate and the executors, administrators or trustees thereof, heirs and legatee, and any receiver, trustee in bankruptcy or representative of creditors of such Employee.

   h)     *Governing Law*. The place of administration of the Plan shall be conclusively deemed to be within the Commonwealth of Virginia, and the rights and obligations of any and all persons having or claiming to have had an interest under the Plan or under any agreements evidencing Options shall be governed by and construed exclusively and solely in accordance with the laws of the Commonwealth of Virginia without regard to conflict of laws provisions of any jurisdictions. All parties agree to submit to the jurisdiction of the state and federal courts of Virginia with respect to matters relating to the Plan and agree not to raise or assert the defense that such forum is not convenient for such party.

   i)     *Construction and Headings*. The use of the masculine gender shall also include within its meaning the feminine, and the singular may include the plural and the plural may include the singular, unless the context clearly indicates to the contrary. The headings of the Articles and Sections of the Plan are for convenience of reading only and are not meant to be of substantive significance and shall not add or detract from the meaning of such Article or Section.


ARTICLE 13
EFFECTIVE DATE


     The plan is effective January 1, 1995, the date the Plan was adopted by the Board and approved by unanimous written consent of the shareholders. Notwithstanding any other provision contained herein, no Options shall be granted pursuant to this Plan until the date of closing of a public offering of the Common Stock of the Company pursuant to an effective registration statement under the Securities Act of 1933, as amended, which results in the Company or the selling shareholders receiving aggregate proceeds from the public offering of at least $15,000,000 ("Public Offering"). If the condition in the preceding sentence is not satisfied by May 1, 1995, then this Plan is null and void as if it had never been adopted by the Board and had never been approved by the shareholders.

**Exhibit 23.1**

**Consent of Independent Registered Public Accounting Firm**

The Board of Directors

Dollar Tree, Inc. (formerly Dollar Tree Stores, Inc.):

We consent to the incorporation by reference in the registration statement (No. 033-92814) on Form S-8 of Dollar Tree, Inc. of our reports dated April 2, 2007, with respect to the consolidated balance sheets of Dollar Tree Stores, Inc. and subsidiaries as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended February 3, 2007, management's assessment of the effectiveness of internal control over financial reporting as of February 3, 2007 and the effectiveness of internal control over financial reporting as of February 3, 2007, which reports appear in the February 3, 2007 annual report on Form 10-K of Dollar Tree Stores, Inc.

Our report on the consolidated financial statements refers to the adoption by Dollar Tree Stores, Inc. of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, effective January 29, 2006.

/s/ KPMG LLP

Norfolk, Virginia

March 13, 2008